FILE NO. 333-
                                                                    CIK #1025481

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                            Registration Statement on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trust Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS,
                               TAXABLE INCOME SERIES 3

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER               VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy       Attention:  Sara L. Badler
         111 West Monroe Street           1 Parkview Plaza
         Chicago, Illinois  60603         Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:



  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.




                  Preliminary Prospectus Dated February 8, 2002

                          VAN KAMPEN FOCUS PORTFOLIOS,
                             TAXABLE INCOME SERIES 3

         The attached final Prospectus for a prior series of the fund is hereby used as a preliminary Prospectus for the above stated series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this series are expected to be comparable to those of the securities deposited in the previous series. However, the Estimated Current Return for this series will depend on the interest rates and offering prices of the securities in this series and may vary materially from that of the previous series.

         A registration statement relating to the Units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

[Incorporated herein by reference is the final prospectus from Van Kampen Focus Portfolios, Taxable Income Series 1 (Registration No. 333-74662) as filed on December 6, 2001 and Van Kampen Focus Portfolios, Taxable Income Series 2 (Registration No. 333-76540) as filed on January 17, 2002, which shall be used as a preliminary prospectus for the current series of the fund.]




                       CONTENTS OF REGISTRATION STATEMENT

     This registration statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants, rating services and legal counsel

     The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 384 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered (to be filed by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.2 Consent of independent certified public accountants (to be filed by amendment).

     4.3  Consent of Grant Thornton LLP (to be supplied by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Van Kampen Focus Portfolios, Taxable Income Series 3 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 8th day of February, 2002.

                            VAN KAMPEN FOCUS PORTFOLIOS, TAXABLE INCOME SERIES 3

                                                        By VAN KAMPEN FUNDS INC.
                                                                     (Depositor)


                                                      By /s/ Christine K. Putong
                                                          ----------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on February 8, 2002 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman, Chief Executive Officer,        )
                                    Managing Director and Director            )

John H. Zimmermann III              President, Managing Director and          )
                                    Director

Michael H. Santo                    Chief Operating Officer, Managing         )
                                    Director and Director                     )

A. Thomas Smith III                 Director                                  )

                                                         /s/ Christine K. Putong
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.